Client (incl. address and registration	Uncommon Giving Corporation
country and number):	7033 E Greenway Parkway, Suite
110
Scottsdale, Arizona 85254

Effective date:	6/30/20
Initial Term:	10 years
Signed by Client:
Signed by Vendor:
Dated:	6/3020

This Master Services Provider Agreement (the "Master Agreement", "Agreement" or "MSA") is made and entered into as of June 30th, 2020 ("Effective Date") between InvestCloud Inc. ("Vendor"), a Delaware registered Corporation and Uncommon Giving Corporation, ("Client").  Vendor, on the one hand, and Client, on the other hand, are each referred to in this MSA as a "party" and collectively as the "parties".

WHEREAS, Vendor owns and operates a proprietary electronic portal ("InvestCloud System Platform") that provides access to various proprietary and third-party services, data and information; and

WHEREAS, Vendor, through its affiliates, partners and agents also provides technology related services; the services including, but not being limited to, hosting, information technology consulting, data processing, data programming, network implementation and storage, information technology maintenance and other services; and

WHEREAS, Client desires to retain Vendor to provide the services described in the separate Service Schedule Agreements ("SSA"); and

WHEREAS, this Agreement sets forth the terms and conditions that will govern Vendor's provision of such related services to Client:

NOW, THEREFORE, in consideration of the mutual covenants and obligations set forth herein, Vendor and Client hereby agree as follows:

DEFINITIONS AND CONSTRUCTION.

"Affiliate": any entity that Controls, is Controlled by, or is under common Control with the Party specified.

"Agreement": (i) this Master Agreement, (ii) the Agreement Collateral Documents.

"Agreement Collateral Documents": all exhibits and the SSA.

"Agreement Effective Date": the date first set forth in the preamble paragraph above upon which this Master Agreement and the Agreement Collateral Documents become binding and enforceable.

"App" means a Vendor applet that is a small application generated by programs- that-write-programs ("PWP"), which performs one specific function that runs within the scope of, and is dependent upon, the IC-SP.

"Billing Commencement Date": date Fees are to begin per the SSA. "Charges": the charges payable under the Agreement from time to time. "Confidential Information": (a) with respect to both parties, information relating to any information described by company policy, process or control documents as confidential or sensitive, current, former and prospective investor and Client information, proprietary trading data, investment results, personnel information; disclosing party's financial data, third-party confidential information, business arrangements and revenues, proprietary computer software and databases, processes, and other technical data; and actual or potential business strategies and marketing information; the Deliverables; the terms and conditions of the Agreement (except as needed to be disclosed by either party to its potential and actual investors, acquirers and lenders, and to professional advisors); any other information designated by either party as confidential in writing or, if disclosed orally, designated as confidential at the time of disclosure and reduced to writing and designated as confidential in writing within 30 days; or given the nature of the information or the circumstances surrounding its disclosure, reasonably should be considered confidential information of either party, but not information that is: (i) or becomes generally known or available by publication, commercial use or otherwise through no breach of the Agreement by either party; (ii) known by a party at the time of disclosure, free from obligations of disclosure; (iii) independently developed by a party without use of or reference to the other party's Confidential Information; or (iv) lawfully obtained from a third party who has the right to make such disclosure as evidenced in writing.

"Control" of an entity: that the specified party, directly or indirectly, has the power to direct or cause the direction of the management and policies of that entity through the ownership of voting securities, by contract or otherwise. "Deliverable(s)": any unique and verifiable action, result, capability or product to be provided by the Vendor in the completion or performance of the Services described in this MSA or the SSAs, including any functional studies, Documentation and materials specifically prepared for Client. "Documentation": any manuals, guides or other documents provided to the Client in relation to the Products and any relevant Equipment or Services, as amended, revised or supplemented from time to time.

"Equipment": any items of equipment, hardware and/or software that are supplied to the Client under the Agreement.

"Fees": collectively, those fees to be paid by Client to Vendor in consideration of Vendor providing the Services, as set forth in the SSA.

"Force Majeure Event": an event beyond any party's reasonable control. "Intellectual Property Rights": all intellectual property rights or proprietary rights, including copyright, trade marks, patents, know-how, inventions, enforceable anywhere.

"InvestCloud System Platform" (or "IC-SP"): Vendor's proprietary electronic portal that delivers a customizable set of financial services applications, functions and data and provides access to various proprietary and third-party services, data and information.

"Pass-Through Expense": expenses of any description paid by Vendor in respect of this Agreement where Client has agreed in advance to reimburse such expenses.

"Products": products to be supplied by Vendor hereunder.

"Service Attachments": means work orders, change request documents or other statements of work.

"Services": all services in the Master Agreement.

"Specified Location(s)": the location or locations where Vendor agrees to supply, and from where the Client may access, the Products, any Equipment or any Services.

1. SUPPLY OF INITIAL AND ADDITIONAL PRODUCTS, APPLICATIONS, FUNCTIONS, EQUIPMENT AND SERVICES. Upon request of Services by Client, the parties shall work to complete and execute an SSA (including any exhibits) that describes the Services to be performed (including any service levels) each of which SSA shall be deemed to incorporate by reference the terms and conditions of this Master Agreement. If a term in a SSA conflicts with a term in this Master Agreement, the provisions of this Master Agreement will prevail. Client issued purchase orders shall not under any circumstances modify the terms of the Agreement. Any requests for ancillary services not described in Service Attachments may be agreed to in writing by the parties.

1.1 Each SSA and any Service Attachments will be separate agreements that are signed by Vendor and the Client.

1.2 When Vendor notifies Client in writing that an agreed Deliverable is ready for use in a production environment, Client shall have the opportunity in a pre- production environment to determine within 30 days of such notification ("Test Period") whether it complies in material respects with the requirements of this Agreement and the agreed specifications including any modifications to scope that will be documented in Vendor's change control process ("Change Management Process"). During the Test Period, Client will document each item of material non-compliance or non-working functionality ("Fault" or "Fault List") and grade each of these with a severity level, as below, subject to Vendor's reasonable ratification. Vendor shall promptly use all reasonable efforts to complete such necessary corrections to resolve all Priority 1 and Priority 2 items, There will be no additional charge for faults in the IC-SP. The Deliverables shall be deemed accepted once Client confirms no Priority 1 or Priority 2 items remain.

1.3 Priority 1: A critical problem whereby major functionality is effectively inoperative. Priority 2: A high-priority problem that severely impairs key functional aspects of the application but does not prevent operationally critical processing. Priority 3: any other problem or suggested change.

1.4 Vendor will use commercially reasonable efforts (including use of industry standard scanning software) to prevent the introduction of any viruses, malware, or other malicious code into the Services or Products.

2. TERM. This Agreement shall continue for the Initial Term, unless terminated earlier in accordance with its terms. Upon expiration of the Initial Term, this Agreement shall automatically renew for additional successive ten (10) year periods (the "Renewal Agreement Term", together with the "Initial Term", the "Agreement Term").

3. TERMINATION.

3.1 Client may elect not to renew this Agreement by providing Vendor withwritten notice 120 days prior to the expiry of the Agreement Term and all reasonable incremental costs of transitioning out historical data records, if required, will be borne by Client. Either party may terminate this Agreement with immediate effect by written notice to the other party if (i) the other party commits any material breach of this Agreement and does not remedy the breach (if it is capable of remedy) within 10 days of written notice of the breach being given by the non-defaulting party, (ii) an order is made or an effective resolution is passed for the dissolution or winding up of the other party except for the purposes of an amalgamation, merger or restructuring, (iii) a trustee takes possession or is appointed over the whole or any part of the undertaking or assets of the other party, (iv) the other party becomes insolvent or makes any special arrangements or special assignments for the benefit of its creditors, or is the subject of a voluntary or involuntary filing under the insolvency or bankruptcy laws of any jurisdiction, or (v) any regulatory body of which the other party is a member determines that the other party is no longer a member in good standing. Additionally, either party may terminate this Agreement on 30 days' prior written notice if there are no SSAs or Service Attachments in effect.

3.2 Upon notice of termination of this Agreement, Vendor and Client agree to provide their committed cooperation to effect an orderly transition of Vendor's duties and responsibilities hereunder to a new service provider or to Client as soon as reasonably practicable. Any such services shall be provided by Vendor under the terms and conditions, and subject to payment of the fees and charges, applicable to the performance of Services under this Agreement on the date of notice of termination.

4. PROFESSIONAL SERVICES.

4.1 Client may request Vendor to perform professional services in the nature of expert consulting, software development, customization, testing, maintenance, documentation and/or integration services ("Professional Services"). When the parties agree the proposed Professional Services, a Professional Services Work Order, in the form of Exhibit A, shall be executed by each party. All Professional Services Work Orders shall be subject to the terms and conditions of this Agreement.

4.2 "Personnel" means any Vendor employees or subcontractors. Vendor will be fully responsible for the acts and omissions of its Personnel. To the extent any Personnel will have access to Client's premises or systems, Vendor will ensure such Personnel comply at all times with Client's safety, security, and other policies and procedures related to such access.

S. SCOPE OF USE.

(a) Client is granted a nonexclusive, nontransferable license to access and use the InvestCloud System Platform on its behalf. "For avoidance of doubt, Client may allow Uncommon Charitable Impact, Inc. ("UCI") and Client's and UCI's Affiliates and customers, and excluding any Wealth Management acquisitions or mergers, to access or otherwise benefit from the InvestCloud System Platformas implemented for Client hereunder, provided Client remains liable for the acts and omissions of the foregoing entities and persons."

(b) Client shall (i) maintain and provide to Vendor, upon its reasonable request, a current list of persons authorized to transmit orders and messages via the InvestCloud System Platform ("Authorized Persons"), (ii) not permit anyone other than an Authorized Person to use the InvestCloud System Platform, and will immediately notify Vendor of any unauthorized use of the InvestCloud System Platform by or on behalf of the Client; (iii) use the InvestCloud System Platform only in accordance with all applicable laws, rules or regulations of any governmental authority or agency, securities exchange or other self-regulatory organization of which it is a member or by which its activities are governed or regulated, in accordance with any other legal or other limitation or restriction on or applicable to the Client or its Authorized Persons, and in compliance with Client's charter and by-laws or other constituent documents, and not in contravention or breach of its obligations to or agreements with any third-party including, without limitation, any person for whom Client is  acting as agent or otherwise for the account or benefit of.

(c) Any unauthorized use of the InvestCloud System Platform or of a password assigned to an Authorized Person will be at the sole risk, and will for all purposes be binding upon Client, as if such use had in fact been made by an Authorized Person.

6. FEES AND PAYMENT.

(a) Client shall be solely responsible to pay to Vendor the Fees calculated in accordance with any applicable SSA plus agreed Pass-Through Expense, reasonably incurred by Vendor in connection with the MSA prior to and following both the Agreement Effective Date and the Effective Date of any Service Attachment.

(b) All payments are due in full within 30 days after receipt of applicable invoices ("Due Date"). Any undisputed amount that is due but not received by the Due Date shall accrue interest at the lower of the highest lawful rate or 0.5% per month so long as Vendor has first given Client written notice of the failure to pay by the due date, and Client fails to pay within 10 days thereafter. Failure to fully pay the undisputed Fees due within the period specified is a material breach of the MSA. In the event of collection enforcement, Client shall be liable for any reasonable costs associated with such collection, including, without limitation, legal costs, attorneys' fees, expert fees, court costs and collection agency fees.

(c) Billing for each Service shall commence on the Billing Commencement Date.Except as otherwise set out in the applicable SSA, (i) recurring charges will be billed quarterly in advance, and (ii) professional services, varying or usage-based charges will be billed monthly in arrears. The

Client may order additional Services from time to time and the Vendor agrees that any such additional Service shall be provided subject to the MSA. The Charges for such additional Service shall be set out in an SSA or Professional Services Work Order. Any request for additional Services by the Client shall be subject to acceptance by Vendor.

(d) Fees are exclusive of any applicable taxes ("Taxes"), meaning and including without limitation, sales, use, value-added or other taxes or levies on transactions made or services provided under the Agreement (but excluding taxes on Vendor's net income). If applicable, Vendor will invoice any Taxes as a separate line item on each invoice and Client shall pay such amounts. Vendor is required to collect or pay upon the sale, license, or delivery of the Services imposed on Vendor. If a certificate of exemption or similar document is required to exempt Client from Taxes, Client shall promptly obtain and furnish to Vendor written government-issued evidence of such exemption. Unless Client provides Vendor with a valid and applicable exemption certificate, Client will reimburse Vendor for sales, use, excise, services, consumption and other taxes or duties (excluding value-added taxes and analogous taxes which are addressed below) which are assessed on the purchase, license and/or supply of Services and for which Vendor Invoices Client.

7. DOCUMENTATION. Vendor will make Documentation available to Client regarding any Products or Services offered hereunder.

8. OWNERSHIP. Except as provided in this Section 8, all Intellectual Property Rights related to the Professional Services, including the Deliverables provided by Vendor hereunder, as well as the InvestCloud System Platform, including but not limited to all modifications, customizations, designs, artwork, software programs, brochures, manuals, products, procedures, drawings, notes, documents, information, materials, discoveries, and inventions (collectively, "Vendor Inventions") made, conceived, authored, or otherwise developed by Vendor alone or with others shall exclusively be owned by Vendor. Vendor shall own all Intellectual Proprietary Rights in and to the Vendor Inventions. Notwithstanding the foregoing, if, pursuant to an SSA or Professional Services Work Order between the parties, Vendor develops a user interface specifically for use in application programs that Client provides to its customers, then to the extent that the visual elements of such user interface constitute original works of authorship created by Vendor specifically for and at the request of Client ("Works"), Client shall own (and Vendor hereby assigns and will automatically assign to Client) Vendor's copyrights (if any) in the Works ("Assigned Copyrights"). The Works shall not include (and no copyright is transferred with respect to) any (i) scripts or other software of any kind, including that used to generate the user interface, (ii) data compilations, or (iii) any pre-existing work on which the Works specifically created for Client are based. Client hereby grants to Vendor an irrevocable, perpetual, worldwide, fully-paid, royalty-free, non-exclusive, transferable license (with right to sublicense), under the Assigned Copyrights, to reproduce, distribute, create derivative works of, publicly perform, publicly display, and otherwise exploit any user interface in any medium now existing or hereafter developed. No copyright notice or other assertion of ownership made by either or both parties regarding copyright with respect to the subject matter of this Agreement (other than the express terms of their mutual written agreements) shall operate to transfer, or be evidence of any transfer of, any of Vendor's Intellectual Property Rights, including without limitation any copyright notice affixed to an App distributed through a third- party app store. All Intellectual Property Rights of Client to the transactional data and proprietary documents related to its fund(s) and account(s), including all Client Data, as well as any Client trademarks, shall exclusively be owned by Client.

9. CONFIDENTIALITY.

9.1 During this Agreement and for a period of not less than five (5) years following the expiration or termination of this Agreement (or so long as such information qualifies as a trade secret or personal information under applicable law), the party that receives the Confidential Information ("Receiving Party") (i) shall keep in confidence the Confidential Information using the same standard of care it uses to keep its own Confidential Information secret (but no less than reasonable care) and not use that Confidential Information for any purposes other than the performance of its obligations and the exercise of its rights under this Agreement, (ii) shall not disclose Confidential Information to any third party, except as permitted herein, and (iii) may disclose the Confidential Information to its own employees having a need to know, provided that the Receiving Party ensures that all such persons are made aware the Receiving Party is legally bound to comply with its obligations under this Agreement; and remains responsible for the acts and omissions of those persons as though they were the acts and omissions of the Receiving Party itself. Notwithstanding the foregoing, in the event that the Receiving Party is required by a binding order of a governmental agency or court of competent jurisdiction to disclose any Confidential Information, it will, if legally permitted, provide the other party with prompt written notice sufficient to allow it an opportunity to appear and object to such disclosure. If such objection is unsuccessful, then the Receiving Party will produce only such Confidential Information as is required by the court order or governmental action.

9.2 Upon termination of this Agreement, at the other party's request, the Receiving Party will promptly return or destroy all Confidential Information (including any copies thereof) in its possession or control, except that it may retain: (i) any copies required to be retained under applicable law and (ii) copies in backup or archive media created in the ordinary course of business; provided in each case that the obligations of confidentiality hereunder will continue to apply to such retained copies. The Receiving Party shall promptly upon request provide a certification that such return or destruction satisfying the requirements of this sections has taken place.

9.3 Each party agrees that the other party may have no adequate remedy at law if there is a breach or threatened breach of this Section 9 and, accordingly, that the non-breaching party will be entitled to seek injunctive or other equitable relief to prevent or remedy such a breach in addition to any legal remedies available to that party.

9.4 Vendor will comply with the provisions of Exhibit B (Data Security Addendum).

10. LIMITATIONS OF LIABILITY.

(a) Neither party shall be liable to the other party or any third party for any incidental, special, consequential, or punitive damages whatsoever including, without limitation, any damages for lost time, income, revenue, goodwill, profits, loss of profits, loss of use, trading losses or loss of other cost or savings, resulting from, arising out of, or in connection with this Agreement or the provision, or lack of provision, of the InvestCloud System Platform and Professional Services, even if informed of the possibility of such damages in advance.

(b) Each party's aggregate maximum liability under this Agreement, whether in contract, tort or otherwise, including negligence, shall be limited with respect to each event or series of connected events to the amount actually received by Vendor for the services giving rise to such liability during the twelve (12) months prior to said event or series of events.

(c) The preceding exclusions and limitation of liability provisions in subsections (a) and (b) of this Section 10 shall not apply to (i) a breach by either party of Section 9 (Confidentiality), (ii) claims for personal injury or property damage or (iii) damages arising from a party's willful misconduct or gross negligence; or (iv) a party's indemnification obligations hereunder.

11. INDEMNITY. Vendor will indemnify, defend, and hold Client and its Affiliates harmless from and against any losses, liabilities, settlements, costs, and expenses (including reasonable attorneys' fees) incurred in connection with any third-party claim to the extent based on: (a) the Products, Services, or other items or materials provided by Vendor infringing any third party's intellectual property rights; or (b) Vendor's violation of applicable laws in performance of the Services.

12. WARRANTY.

(a) Vendor warrants that: (i) the professional services will be performed in a professional and workmanlike fashion; (ii) the Services and Products will conform in all material respects with the Documentation; and (iii) its performance hereunder will be in compliance with all applicable laws. Except as expressly set forth in this Agreement, Vendor makes no other warranties, express or implied, and specifically disclaims any implied warranties of merchantability or fitness for a particular purpose. Vendor makes no representations or warranties that operation of any software programs, any computer systems or any third-party systems will be uninterrupted or error free.

(b) To the extent Vendor is providing, serving, or hosting Internet, email or portable device ready user interface elements or functionality, Vendor represents and warrants that such elements and functionality will conform to the W3C Web Content Accessibility Guidelines Version 2.0 Level A g AA Success Criteria, as well as any state or federal laws applicable to Internet, email or portable device accessibility including, but not limited to, the U.S. Americans with Disabilities Act ("ADA"). Any additional changes to the Client user interface relating to ADA requested by Client will be at Client's cost.

13. DISPUTES. All disputes hereunder shall be settled by binding arbitration under the auspices of JAMS in Los Angeles, California.

14. NOTICES AND COMMUNICATIONS.

(a) In proving service of a notice or document under this MSA it shall be sufficient to prove that an envelope containing the notice or document was properly addressed and delivered by courier or posted as a prepaid, first class or airmail, or recorded delivery letter to the party's principal place of business stated on page 1, or at any other address as a party may have provided to the other party in accordance with this Section 14.

(b) Unless there is evidence that it was received earlier, such notice or document shall be deemed to have been served (i) if delivered by courier, when left at the address referred to above, (iii) if sent by mail to an address within the county of postage, two business days after posting it, or (iii) if sent by mail to an address outside the county of postage, five business days after posting it.

15. RELATIONSHIP OF THE PARTIES. The parties are independent contractors.

Each party is not a legal representative of the other party. This MSA does not create either a partnership or joint venture between Client and Vendor. Neither party shall have the authority to bind the other party to any obligation or commitment, or be liable for any acts or omissions of the other party.

16. MARKETING AND PUBLICITY. Neither party will, without the prior written consent of the other party in each instance: (i) publicly use the other party's name, logos, or other trademarks, or refer to the relationship between the parties in any media release or other public announcement; or (ii) represent, directly or indirectly, that any product or service provided by such party has been approved or endorsed by the other party.

17. AMENDMENT, WAIVER AND MODIFICATION. No provision of this Agreement will be deemed waived, altered, modified or amended unless agreed to in writing by the parties. Neither party's failure to insist on strict compliance with this Agreement or any other course of conduct on its part will not be deemed a waiver of its rights under this Agreement.

18. ENTIRE UNDERSTANDING. Except as expressly provided in the Agreement, this MSA together with all applicable Service Attachments constitutes the entire understanding and agreement, and supersedes any and all prior or contemporaneous representations, understandings and agreements, between the parties with respect to the subject matter of this Agreement, all of which are merged in this Agreement. Each party acknowledges that it has entered into this Agreement in reliance only upon the representations, warranties and promises specifically contained or incorporated into this Agreement.

19. ASSIGNMENT. Neither party may assign its rights and obligations under this Agreement, whether by operation of law or otherwise, without the prior written consent of the other party (not to be unreasonably withheld). Notwithstanding the foregoing, either party may assign the Agreement or its rights or obligations hereunder (a) to an Affiliate at any time upon prior written notice, and (b) to the successor or acquiring entity in the event of a merger, stock sale, sale of substantially all assets, or similar transaction.

20. SEVERABILITY. In the event that any provision of this Agreement is found invalid, unlawful or unenforceable by any court of competent authority, that provision will be deemed not to be part of this Agreement. The remainder of this Agreement will remain valid and enforceable according to its terms.

21. THIRD PARTY BENEFICIARIES. Except as provided in the Agreement, the Parties do not intend to create any obligations of or any rights, causes of action or benefits in favor of any person or entity other than Client or Vendor.

22. GOVERNING LAW. This Agreement shall be deemed to have been made in the State of New York and shall be construed, and the contractual rights and liabilities of the parties determined, in accordance with the laws of the State of New York without giving effect to the choice of law or conflicts of law provisions thereof.

23. FORCE MAJEURE. In addition to any excuse provided by applicable law, the parties shall be excused from liability for non-performance of this Agreement (except with respect to payment or other monetary obligation) arising from any Force Majeure Event. The time for any performance required hereunder shall be extended by the delay incurred as a result of such act of force majeure, and each party shall act with diligence to correct such force majeure. If a party's proper performance is prevented or delayed due to a Force Majeure Event for thirty days, the other party may terminate this Agreement or the applicable SSA upon written notice.

24. INSURANCE.

11.1 During the Term, Vendor will maintain with a reputable company insurance in at least the following amounts and coverages: (a) general liability insurance with a minimum limit of $1,000,000 each occurrence and $10,000,000 annual aggregate bodily injury and property damage, which insurance will be written on a comprehensive form and include coverage for: (i) premises and operations, including coverage for independent contractors liability; (ii) products and completed operations; (iii) personal injury liability; (iv) broad form property damage liability; and (v) contractual liability to cover liability assumed under this Agreement; (c) commercial umbrella/excess liability insurance with a minimum limit of $5,000,000 each occurrence and annual aggregate; (d) professional liability insurance with a minimum limit of $5,000,000; and (e) cyber insurance with a minimum limit of $5,000,000.

11.2 Coverage under such policies will be primary without any right of contribution from any insurance maintained by the additional insureds and Client will be included as an additional insured. Vendor will ensure that such insurance policies are maintained in full force and effect without interruption throughout the Term. Vendor will provide reasonable evidence of its compliance with this Section 11 from time to time upon Client's request.

EXHIBIT B

DATA SECURITY ADDENDUM

This Data Security Addendum (this "Addendum") is incorporated into and made part of the Master Services Agreement to which it is attached (the "Agreement"). Any capitalized terms not otherwise defined in this Addendum will have the meanings given to them in the Agreement. This Addendum governs the use, disclosure, and handling of Client Data that may be provided from time to time by Client to Vendor in connection with the Agreement. For avoidance of doubt, Client Data is considered Client's Confidential Information for purposes of the Agreement.

1.             Data Security Requirements.

a. Vendor represents and warrants that it has established (and will maintain throughout the term of the Agreement) a comprehensive security program that includes at least commercially reasonable physical, technical, and administrative safeguards to protect Client Data from unauthorized access, disclosure, or use.

b. Vendor agrees that under no circumstances shall the following be permitted with respect to any Client Data received by Vendor: (i) incorporation of Client Data into a Vendor benchmarking database; or (ii) the transfer of Client Data to geographies outside the United States without the prior written consent of the Client.

2.             Legal Compliance. Vendor represents and warrants that it will follow all applicable laws or regulations (including without limitation regulations and guidance issued by the SEC, FINRA, or any other applicable governmental or self-regulating bodies) relating to the Client Data. Vendor will provide reasonable cooperation at Client's request to facilitate Client's own compliance with applicable privacy laws as relates to Client Data in Vendor's possession or control, such as by assisting Client in responding to and fulfilling consumer or data subject access, deletion, or similar requests regarding such data.

3.             Data Incidents.

a. "Data Incident" means any unauthorized access to, use of, or disclosure of Client Data in Vendor's possession or control.

b. Vendor will promptly notify Client (in any case, within 72 hours) after becoming aware of a Data Incident. Vendor will  provide all reasonable cooperation to Client in order to investigate, remediate, mitigate, and prevent the reoccurrence of, such Data Incident.

c. Vendor will indemnify, defend and hold harmless Client and its Affiliates from and against any losses, liabilities, settlements, costs, and expenses (including reasonable attorneys' fees and reasonable costs of delivery of notices to affected individuals, the purchasing of credit monitoring or identity theft services for affected individuals, and other similar remediation efforts) incurred as a result of any third-party claim arising out of a Data Incident.

4.             Limitations on Use. Vendor will only use and process Client Data as necessary to provide the Services or Products to Client under the Agreement.

5.             Conflicts. In the event of any conflict between the terms of the Agreement and this Addendum, this Addendum will govern for purposes of the subject matter hereof.